Exhibit 15

Medytox Solutions, Inc,

400 S. Australian Ave #855,

West Palm Beach, FL, 33401

We have reviewed, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the unaudited interim financial information of Medytox Solutions, Inc. for the periods ended September 30, 2014, as indicated in our report dated March 3, 2015; because we did not perform an audit, we expressed no opinion on that information.

We are aware that our report referred to above, which is included in your Quarterly Report on Form 10-Q/A for the quarter ended September 30, 2014 is incorporated by reference in Registration Statement on Form S-8 (File No. 333-193047).

We also are aware that the aforementioned report, pursuant to Rule 436(c) under the Securities Act of 1933, is not considered a part of the Registration Statement prepared or certified by an accountant within the meaning of Sections 7 and 11 of that Act.

/S/ GRANT THORNTON LLP

Fort Lauderdale, Florida

March 6, 2015